

The Cookie Department®

THE SNACK LANDSCAPE




39%
OF MILLENNIALS
SNACK FOR
ENERGY

According to the recent report from Mintel, **Snacking Motivations and Attitudes US 2015**: nearly all Americans (94%) snack at least once a day.

What's more, half (50%) of adults snack two to three times per day.

Mintel research shows that the Millennial generation snacks for function and to stay focused throughout the day with 39% snacking for energy.

HOWEVER, WE BELIEVE...

The grab n' go market is packed with snacks full of high fructose corn syrup and preservatives.

Packaged cookies for people on the go offer little to no nutritional value.

Protein bars provide nutritional benefits but are highly processed and a chore to eat.

Cookies marketed as "healthy" are overpriced and unexciting.

COOKIE VS BAR



Calories Per Ounce

- The Cookie Department: 126
- Lara Bar: 130
- Kind Bar: 122
- Builder Bar: 116
- Clif Bar: 104



Fat Grams Per Ounce

- The Cookie Department: 6.66
- Lara Bar: 7.14
- Kind Bar: 4.04
- Builder Bar: 6.66
- Clif Bar: 2.5



Carbohydrate Grams Per Ounce

- The Cookie Department: 14
- Lara Bar: 13.69
- Kind Bar: 18.69
- Builder Bar: 12.08
- Clif Bar: 17.08



Sugar Grams Per Ounce

- The Cookie Department: 8.66
- Lara Bar: 10.71
- Kind Bar: 5.69
- Builder Bar: 9.16
- Clif Bar: 8.75

	Dates	Evaporated Cane Syrup	Honey	Glucose Syrup
TCD (Peanut Butter Toffee)	✕	✕		
Lara Bar (Crunchy Peanut Butter)	✕			
Kind Bar (Peanut Butter Drk Choco)			✕	✕
Builder Bar (Chocolate Peanut Butter)		✕		
Clif Bar (Crunchy Peanut Butter)	✕	✕		



WHAT MAKES
THE COOKIE
DEPARTMENT®
SO DIFFERENT?

The Cookie Department® is the first-to-market line of **Fully Functional**® cookies to our knowledge.

With our unique twist on classic recipes, we fortify our cookies with beneficial ingredients like

> **caffeine from Free Trade coffee**
> **rBST free whey protein**
> **organic superfoods**
> **antioxidants**
> **detoxifying spices**

providing our customers extra benefits in every bite.

All-Natural

A new take on traditional snacking using innovative and healthy ingredients

Fully-functional: each cookie provides an added performance benefit without sacrificing taste

Freeing: on-the-go-goodies for gluten free, vegan, and macro diets

Designed to stand apart: clean, contemporary branding – nothing like grandma's cookies or crunchy protein bars



OUR
PRODUCT

Chocolate Chip Nookie™



The Cookie Department®
CONTAINS MACA ROOT
CHOCOLATE CHIP NOOKIE™
RICH CHOCOLATE CHIP
FULLY FUNCTIONAL COOKIES®
ZERO TRANS FATS
MACRO FRIENDLY
DAIRY

Function: Vitality

Psychographic: Fitness, New Age Progressives, Tech Employees, College Students

Attributes: Made with ancient superfood Maca | Premium chocolate | 0 trans fats | All natural ingredients











FULLY FUNCTIONAL COOKIES® | DAIRY CERTIFIED KOSHER | ALL NATURAL | MACRO FRIENDLY | ZERO TRANS FATS


The Cookie Department
CONTAINS 40mg CAFFEINE
AWAKEN BAKED®
DOUBLE CHOCOLATE COFFEE
FULLY FUNCTIONAL COOKIES
ZERO TRANS FATS
ALL NATURAL
MACRO FRIENDLY
DAIRY
CERTIFIED KOSHER
ENJOY RESPONSIBLY
Net Wt 3oz (85 GRAMS)

Function: Energy

Psychographic: Fitness, Tech Employees, College Students

Attributes: Caffeinated | Premium chocolate | Fair trade coffee | 0 Trans Fats

FULLY FUNCTIONAL COOKIES
DAIRY CERTIFIED KOSHER
ALL NATURAL
MACRO FRIENDLY
ZERO TRANS FATS



Awaken Baked®



Tough Cookie®

TOUGH COOKIE
PEANUT BUTTER TOFFEE CHIP
10g WHEY PROTEIN CONCENTRATE
FULLY FUNCTIONAL COOKIES
10G PROTEIN
MACRO FRIENDLY

Function: Strength

Psychographic: Fitness, College Students, Tech Employees, New Age Progressives

Attributes: Packed with rBST free whey protein (antibiotic free) | 0 Trans Fats | Made with toffee chips | All natural ingredients | Free of hydrogenated oil | Made with premium ingredients











FULLY FUNCTIONAL COOKIES® | K DAIRY CERTIFIED KOSHER | ALL NATURAL | MACRO FRIENDLY | ZERO TRANS FATS



Great Full®

Function: Wellness

Psychographic: Vegan consumers, New Age Progressives, Tech Employees, College Students

Attributes: Vegan | All natural ingredients | 0 trans fats | Made with whole grains and sweet potatoes| Loaded with beta carotene

     



Snap Back®

Function: Recovery

Psychographic: Fitness, Tech Employees, College Students, New Age Progressives

Attributes: Made with cayenne pepper and black strap molasses | Premium all natural ingredients | 0 trans fats

    



WHERE WE’VE BEEN

2008
Akiva Resnikoff creates the Awaken Baked espresso cookie in his mother's kitchen. In 2009 he launches The Cookie Department

2010 & 2011
Akiva creates four new cookie flavors each with unique functions. He coins and trademarks the term "fully functional."

2012 & 2013
TCD incorporates, raises capital from friends and family, fine-tunes its branding and packaging.
and sells into 80 doors.

2014
TCD wins the Google Micro Kitchen Vendor Fair and is picked up for all their Bay Area offices.

2015
TCD raises its profile in Silicon Valley: picked up by Square, Uber, LinkedIn and Tesla and many smaller tech start ups. TCD secures distribution for Barnes and Noble College Bookstores and casino sundry giant, Marshall Retail Group

2016
In Q1, TCD outgrew its contract baker, and is currently finalizing steps to transition to two larger co-packing facilities in Q4. In addition to extending shelf life to 3 months and providing kosher certification, these facilities will be capable of handling high volume demands, which will allow us to scale up to our projected sales projections for 2016 and beyond.

THE TEAM




Akiva Resnikoff
Founder & CEO


Isaac Resnikoff
Creative


Andrea Kirschner
Finance


Renae Scott
Interim CMO

WHAT'S NEXT






2017 / 2018 PIPELINE GROWTH

SPORTS NUTRITION
Nutritional supplement chains and outlets
National gym chains
Online supplement stores
Smoothie/Juice Bar Chains

CORPORATE TECH/FOOD
Corporate campus micro markets
Free vend (Silicon Valley & Silicon Beach)
Corporate holiday gifting

EDUCATION
Public school districts
Private lunch programs (Choice Lunch,
Revolution Foods, etc)
College campus bookstores/meal plans

SUNDRIES/HOSPITALITY
Airport terminal newsstand stores
Casino gift shops
Hotel concession shops

REVENUE FROM MULTIPLE SALES CHANNELS







Google
UBER
LinkedIn
TESLA
ROBEKS FRESH JUICES & SMOOTHIES
7 ELEVEN
Nugget MARKETS
BARNES & NOBLE COLLEGE
aramark
TOUCHSTONE CLIMBING INCORPORATED
Love with Food
Planet Smoothie
WALDORF ASTORIA HOTELS & RESORTS
VISTAR WHOLESALE CANDY, SNACK AND BEVERAGE SPECIALISTS
MarshallRetailGroup
cultural attraction retail en event network
SNACK NATION Healthier Snacks Delivered
Alta FoodCraft COFFEE & REFRESHMENT SERVICES
Sports Basement www.sportsbasement.com
spirit
Harrah's RESORT SOUTHERN CALIFORNIA

IN STORE BAKERY PROGRAM

Discerning customers shop not only based on quality, freshness and cost these days, but increasingly, health and nutrition play a large role in determining consumer buying habits. Current in–store–bakeries don't cater to the growing health market segment, but rather only offer baked goods high in fat, sugar, carbohydrates and additives.

The Cookie Department's new in–store–bakery product line mixes classic cookie taste with all natural ingredients and nutrients, to appeal to the currently underserved health minded consumer. This includes those simply seeking a healthier decadent snack, as well as consumers with specific dietary needs such as high fiber, protein, and vegan.

Word of mouth marketing puts us in touch with our target audience.

We leverage the most media savvy of our fans as influencers to provide authentic endorsements through Instagram, Facebook and Twitter.

Promotions, giveaways and cross branding foster national and international exposure

Brand ambassadors across the country who provide in-store demos and provide a continuous feedback loop and critical two-way communication with our customers.



HERE'S WHAT PEOPLE ARE SAYING ABOUT The Cookie Department

"Your cookies really are incredible. When I received your cookies the first time I was unsure if I would be able to even eat them. I was just recovering, yet again, from another bout of food related sickness. I was so frustrated but decided to chance it.. and i'm glad I did because that was all I could consume for the next few days. I am convinced that your fully functional cookies helped me get to fully functional status again. So thank you so much!!"

-ANILA W (ONLINE CUSTOMER)
AUSTIN, TX

"It was hard just to easy half a cookie at a time! Each one had a different quality and seemed to help do what it said. Will order more and more! :)"

-LISA HARRIS (ONLINE CUSTOMER)
CHICAGO, IL

"The Cookie Department is a great addition to our pro-shop where our demand for healthy products previously excluded cookies. The first few flavors we introduced were a huge success; soon after staff and climbers wanted them all! We look forward to working with Akiva and spreading the cookie love!"

-THE MESA RIM TEAM
SAN DIEGO, CA

"We love working with The Cookie Department. They always provide us with excellent customer service and an outstanding product. Our staff, gym members and other guests can't get enough of these delicious cookies!"

- CAITLYN VOLKMAN, SENDERONE CLIMBING & FITNESS
SANTA ANA, CA

FOR MORE INFORMATION

WEB: thecookiedepartment.com
EMAIL: renae@thecookiedepartment.com
PHONE: (925) 285 - 6080



@CookieDept

FOR MORE INFORMATION

WEB: thecookiedepartment.com
EMAIL: akiva@thecookiedepartment.com
PHONE: (510) 803 - 3002



@CookieDept